Filed by Acadia Healthcare Company, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: PHC, Inc.
Commission File No. 001-33323

Pioneer Behavioral Health Completes Acquisition of MeadowWood Behavioral Health
Combination Increases PHC’s Annual Revenues by Approximately $14.6 Million, or 30%
PEABODY, Mass. — July 5, 2011 — PHC, Inc., d/b/a Pioneer Behavioral Health (NYSE Amex: PHC), a leading provider of inpatient and outpatient behavioral health services, today announced that on July 1, it completed the acquisition of MeadowWood Behavioral Health, located in New Castle, Delaware, on the terms previously announced.
The facility is a licensed acute psychiatric hospital with 58 beds providing services on its 11-acre campus to adults suffering with mental illness and substance abuse. MeadowWood has both inpatient and partial hospitalization services focused on geriatric, co-occurring and acute mental disorders.
“The combination of PHC and MeadowWood Behavioral Health furthers our goal of creating a national footprint and creates a stronger company, and this acquisition is highly synergistic to PHC,” commented Bruce A. Shear, Pioneer’s President and CEO. “The $14.6 million in revenues generated by MeadowWood for the 12-month period ended December 31, 2010, accounts for approximately 30% of our fiscal 2010 full-year patient care revenue. We are excited to accelerate our growth and improve our geographic penetration.”
The expansion into Delaware opens a new market for PHC’s services. PHC anticipates seeking approval for approximately 36 additional beds to expand the facility during the next 12 months. PHC will retain the existing staff at MeadowWood under PHC management, which should improve efficiency by spreading more beds across the same operating leadership.
Mr. Shear continued, “We are excited to add the MeadowWood facility, including its skilled and experienced health care team which has a reputation for high quality care, to the PHC organization. In addition, MeadowWood’s margins should help improve PHC’s margins after the acquisition is fully integrated into the PHC system. We expect this transaction to be immediately accretive and represent a future growth opportunity for our Company.”
The 100% debt financing was provided by Jefferies Finance LLC, a division of Jefferies and Company Inc., a leading healthcare investment banking company.
About PHC d/b/a Pioneer Behavioral Health
PHC, Inc., d/b/a Pioneer Behavioral Health, is a national healthcare company providing behavioral health services in five states, including substance abuse treatment facilities in Utah and Virginia, and inpatient and outpatient psychiatric facilities in Michigan, Pennsylvania and Nevada. The Company also offers internet and telephonic-based referral services that includes employee assistance programs and critical incident services. Contracted services with government agencies, national insurance companies, and major transportation and gaming companies cover more than one million individuals. Pioneer helps people gain and maintain physical, spiritual and emotional health through delivering the highest quality, most culturally responsive and compassionate behavioral health care programs and services.
On May 24, 2011, PHC announced that it has entered into a definitive merger agreement with Acadia Healthcare Company, Inc. Acadia operates a network of 19 behavioral health facilities with more than 1,700 beds in 13 states. Consummation of the transaction is subject to various conditions, including approval of the stockholders of PHC. The transaction is expected to be completed in late summer of 2011.
In connection with the proposed transaction, Acadia will file with the Securities and Exchange Commission (“SEC”) a registration statement that contains a PHC proxy statement that also will constitute an Acadia prospectus. SHAREHOLDERS OF PHC AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. PHC’s shareholders and other investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about PHC and Acadia, without charge, at the SEC`s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, without charge, by directing a request to PHC, Inc., 200 Lake Street, Suite 102, Peabody, MA 01960, Attention: Investor Relations, Telephone: (978) 536-2777. WHEN IT BECOMES AVAILABLE, READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.
Participants in the Solicitation
PHC and its directors and executive officers and Acadia and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PHC in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of PHC and Acadia referred to above. Additional information regarding the directors and executive officers of PHC is also included in PHC’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2010. These documents are or will be available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at PHC at the address described above.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Risk Factors
This news release contains forward-looking statements. Generally words such as “may”, “will”, “should”, “could”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “continue”, and “believe” or the negative of or other variation on these and other similar expressions identify forward-looking statements. These forward-looking statements are made only as of the date of this news release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are based on current expectations and involve risks and uncertainties and our future results could differ significantly from those expressed or implied by our forward-looking statements. Such forward-looking statements include statements regarding the acquisition of MeadowWood and the proposed transaction. Factors that may cause actual results to differ materially include the risk that MeadowWood will not be integrated successfully, risks of disruption from the acquisition of MeadowWood, the risk that PHC and Acadia may not be able to complete the proposed transaction, which is subject to customary closing conditions, including approval of PHC’s shareholders, risks that the PHC and Acadia businesses will not be integrated successfully, risks of disruption from the proposed transaction and risks concerning the ability to borrow funds in amounts sufficient to enable the combined company to service its debt, and meet its working capital and capital expenditure requirements. These factors and others are more fully described in PHC’s periodic reports and other filings with the SEC.
Contact:
PHC, Inc.
Bruce A. Shear, 978-536-2777
President and CEO
Or
Hayden IR
Brett Maas, 646-536-7331
Managing Partner
E-mail: brett@haydenir.com